April 23, 2012

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: David R. Humphrey

Re: GameTech International, Inc.
Annual Report on Form 10-K for the year ended October 30, 2011
Filed February 2, 2012
File No. 001-34447

Dear Mr. Humphrey:

Set forth below is the response of GameTech International, Inc. ("GameTech") to the comment contained in the letter from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), dated March 26, 2012, with respect to the Annual Report on Form 10-K for the year ended October 30, 2011 (File No. 001-34447), originally filed on February 2, 2012 (the "Annual Report").

We have reproduced below the full text of the Staff's comment in italics, followed by our response.

Report of Independent Public Accountants, page 24

Comment: We note your response to our previous comment 1 but continue to believe that the inclusion of the final sentence in the fourth paragraph of the opinion is not appropriate. Your response indicates that you determined the liquidation basis of accounting was not appropriate; however, this is in direct contradiction to the substance of the final sentence in the fourth paragraph, which indicates you have not evaluated whether the registrant's financial statements should have been prepared using the liquidation basis of accounting. As previously requested, please have the accountants remove the language as it is not consistent with AU 341.13. Further, we would consider this language to imply a qualification and, as such, we continue to believe that is should be eliminated from the report.

Response: Our response to the Staff's comment is being made after an evaluation which included a review of our Annual Report as well as consultation with our independent accountants.

In response to your comment, our independent auditors presented their position in the attached letter. We respectfully ask that you consider our auditors' position regarding this matter. If, after consideration, you are not persuaded by the merits of their position we will request our auditors to reissue their report.

Please advise us if we need to provide you with any other information or comments.

GameTech represents to the Securities and Exchange Commission and its Staff that GameTech is responsible for the adequacy and accuracy of the disclosures in its filings. GameTech further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, GameTech will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (775) 850-6045.

Respectfully,

Andrew E. Robinson, CPA
Chief Financial Officer

Attachment

cc: Allen E. Frederic, III

P B T K
PIERCY BOWLER
TAYLOR & KERN
Certified Public Accountants
Business Advisors

April 12, 2012

Mr, David R. Humphrey, Accounting Branch Chief Securities and Exchange Commission
100 F. Street, NE!
Washington, DC 20549

Re: GameTech International, Inc.
Annual Report on Form 10-K for the year ended October 31, 2011 Filed February 2, 2012
File No. 001-34447

Dear Mr. Humphrey:

We are the independent registered public accounting firm for the aforementioned registrant and auditors of its consolidated financial statement included in the aforementioned report on form 10-K. The registrant has provided us with copies of the recent correspondence between you and its Chief Financial Officer, Andrew Robinson, and asked us to prepare this letter for inclusion with his response to your letter of March 26, 2012, in which you raise questions about the last sentence in a going concern modification paragraph included in our audit report dated February 1, 2011. The questioned sentence reads *"Despite the foregoing, we have neither determined nor opined as to whether the Company is solvent or insolvent for any purpose."*

In your March 26, 2012, letter, you appear to state (1) that the foregoing quoted language from our report indicates, contrary to the registrant's representation in its letter of March 22, 2012, that an evaluation has not been made as to whether its Financial statements should have been prepared using the liquidation basis of accounting, (2) that the cited language in our report is not consistent with AU.341.13, and (3) that such report language implies an opinion qualification. We respectfully but firmly disagree with all three of these assertions for the reasons enumerated below, as well as your conclusion that the questioned sentence should be removed from our report thus necessitating an amended filing.

1. In your letter of March 13, 2012, you refer to Section 607.02 of the *Financial Reporting Codification,* which states that financial statements *"will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation."* However, neither that citation not any other regulatory or authoritative accounting source provides any clear guidance as to when the liquidation basis of accounting is "more appropriate." Rather, in assessing such evaluations and conclusions by their clients, auditors have historically relied on the application of professional judgment based on the limited guidance contained in two sentences in an auditing interpretation, AU 9508.34, which is now contained in the PCAOB's Interim Auditing Standards. Those two sentences read as follows:

   "A *liquidation basis of accounting may be considered generally accepted accounting principles for entities in liquidation or for which liquidation appears imminent Therefore, the auditor should issue an unqualified opinion on such financial statements, provided that the liquidation basis of accounting has been properly applied, and that adequate disclosures are 'mule in the financial statements" [emphasis added].*

   We understand that the SEC staff has indicated that it supports the criteria set forth in AU 9508.34 for

using the liquidation basis of accounting but has not elaborated on them.

As was apparent from the discussion of management's plans included in Note 1 and other information about the Company's relationships with its lenders in Note 8 to its consolidated financial statements, although cautionary, there was no indication of any liquidation in process or intent to liquidate. Moreover, despite the significant uncertainty inherent in any set of circumstances that causes auditors to express substantial doubt as to an entity's ability to continue as a going concern for a reasonable period, as discussed in AU 341, there was no evidence available to observe that would suggest that liquidation was imminent or even probable. Accordingly, in our professional judgment, the registrant's ability to continue as a going concern for a reasonable period was, indeed, a significant uncertainty, but going concern accounting, together with the necessary disclosures, was appropriate in the circumstances. To conclude that liquidation was imminent would be inconsistent with that view.

2. Our view as to why the questioned sentence is not inconsistent with AU 341.13 was set forth by Mr. Robinson in his March 22.2012, response to your first letter. We fail to understand why you were not convinced of our position when the language in AU 341.12 that was cited by Mr. Robinson clearly characterizes the example in AU 341.13 as merely illustrative (not required standard report language).

3. Lastly, the questioned sentence merely emphasizes the fact that an auditors' report that expresses substantial doubt as to an entity's ability to continue as a going concern (as is required in the circumstances by AU 341.12) is not to be viewed as an *insolvency* opinion. We understand that *insolvency* is not an accounting, but rather a legal, term describing a condition that only a court, not an auditor, can determine. An independent auditor of financial statements is ordinarily not engaged to, and may not be competent to, opine on, *insolvency.* Nevertheless, in our experience, some attorneys have attempted to equate an audit report that expresses substantial doubt about going concern with an insolvency opinion and to use it for his or her advantage in litigation. We have, therefore, developed the questioned sentence as a means of protection against such assertions. We do not think it is warranted to view this language (which is merely an optional part of an emphasis paragraph) as an opinion qualification, and we point out that we expressed an unqualified opinion.

   Moreover, we see no predictable or reliable connection between *insolvency* and an impending *liquidation.* We understand that it is inherently possible to be insolvent (sometimes for years) and never go into liquidation. An extremely common example (for which there is clear authoritative accounting guidance) would be to operate under the protection of a Chapter 11 proceeding from which there is often a successful recovery (General Motors, for example). Likewise, it is not uncommon for an entity to liquidate without ever being insolvent.

Thank you in advance for considering the merits of our positions.

Sincerely,

L. Ralph Piercy, Engagement Principal

Cc: Andrew E. Robinson
Allen E. Frederic